FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:
Name of Issuer	CARDERO RESOURCE CORP.
Issuer Address	Suite 900 - 475 Howe Street Vancouver, B.C., V6C 2B3
Issuer Web Site	www.cardero.com
Issuer Telephone Number	(604) 408-7488
Contact Person	Henk Van Alphen
Contact Position	President & CEO
Contact Email	hvanalphen@cardero.com
Contact Telephone Number	(604) 408-7488
For Quarter Ended	April 30, 2004
Date of Report	June 29, 2004

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

“Henk Van Alphen”	2004/06/29
Name of Director	Date Signed
“Ken M. Carter”	2004/06/29
Name of Director	Date Signed

SCHEDULE “A” Quarterly Report
CARDERO RESOURCE CORP. CONSOLIDATED BALANCE SHEET
	April 30, 2004	October 31, 2003
	(Unaudited)	(Audited)
ASSETS
Current Cash and cash equivalents Accounts receivable Prepaid expenses	$ 16,915,906 305,488 241,093	$ 3,752,305 246,434 107,535
	17,462,487	4,106,274
Property and Equipment	55,957	19,036
Investment in and Expenditures on Resource Properties	7,974,219	4,752,575
	$ 25,492,663	$ 8,877,885
LIABILITIES
Current Accounts payable and accrued liabilities	$ 353,109	$ 420,061
SHAREHOLDERS’EQUITY
Capital Stock Contributed Surplus Deficit	30,337,544 2,140,908 (7,338,898)	13,153,944 740,408 (5,436,528)
	25,139,554	8,457,824
	$ 25,492,663	$ 8,877,885

APPROVED BY THE DIRECTORS:

“Henk Van Alphen” (signed)	“Ken M. Carter” (signed)
Henk Van Alphen, Director	Ken M. Carter, Director

These financial statements have been prepared by management and have not been reviewed by the Company’s auditors.

SCHEDULE “A” Quarterly Report Page 2
CARDERO RESOURCE CORP. CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT Unaudited
	Three months ended April 30		Six months ended April 30
	2004	2003	2004	2003
EXPENSES
Stock-based compensation Investor relations Professional fees Listing and stock exchange fees Management fees Office and miscellaneous Transfer agent fees Depreciation	$ 500,500 163,594 70,732 21,603 38,000 47,146 8,000 4,877	$ -- 62,619 88,616 7,439 24,000 39,786 2,941 1,816	$ 1,400,500 276,083 153,447 26,120 62,000 92,360 12,331 7,957	$ -- 119,148 139,479 10,785 46,000 56,110 11,739 3,186
	854,452	227,217	2,030,798	386,447
LOSS BEFORE OTHER ITEMS	854,452	227,217	2,030,798	386,447
OTHER ITEMS
Interest income Foreign exchange	(61,144) (16,000)	(11,474) 68,000	(112,428) (16,000)	(17,319) 68,000
	(77,144)	56,526	(128,428)	50,681
NET LOSS FOR THE PERIOD	777,308	283,743	1,902,370	437,128
DEFICIT, BEGINNING OF PERIOD	6,561,590	3,876,661	5,436,528	3,723,276
DEFICIT, END OF PERIOD	$ 7,338,898	$ 4,160,404	$ 7,338,898	$ 4,160,404
LOSS PER SHARE	$0.02	$0.01	$0.06	$0.02
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	35,033,169	21,549,602	32,691,755	20,380,275

SCHEDULE “A” Quarterly Report Page 3
CARDERO RESOURCE CORP. CONSOLIDATED STATEMENT OF CHANGES IN CASH Unaudited
	Three months ended April 30		Six months ended April 30
	2004	2003	2004	2003
OPERATING ACTIVITIES
Net loss for the period Deduct items not involving cash: Stock-based compensation Depreciation	$ (777,308) 500,500 4,877	$ (283,743) -- 1,816	$ (1,902,370) 1,400,500 7,957	$ (437,128) -- 3,186
	(271,931)	(281,927)	(493,913)	(433,942)
Changes in non-cash working capital balances related to operations: Accounts receivable Prepaid expenses Accounts payable	24,266 (167,076) 69,722	91,622 (105,090) 25,588	(59,054) (133,558) (66,952)	(65,240) (106,090) 34,155
Cash (used) by operating activities	(345,019)	(269,807)	(753,477)	(571,117)
FINANCING ACTIVITIES
Proceeds from shares issued Share issue costs	7,675,291 (233,588)	538,500 --	16,031,774 (378,674)	3,927,973 (240,575)
Cash provided by financing activities	7,441,703	538,500	15,653,100	3,687,398
INVESTING ACTIVITIES
Resource property expenditures Purchase of capital assets	(891,776) (15,940)	(528,551) (6,974)	(1,691,144) (44,878)	(912,747) (11,405)
Cash (used) by investing activities	(907,716)	(535,525)	(1,736,022)	(924,152)
INCREASE (DECREASE) IN CASH DURING PERIOD	6,188,968	(266,832)	13,163,601	2,192,129
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	10,726,938	3,522,440	3,752,305	1,063,479
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 16,915,906	$ 3,255,608	$ 16,915,906	$ 3,255,608
NON-CASH TRANSACTIONS Issue of shares for property Issue share purchase warrants for debt Issue shares for data acquisition Brokers commission units	802,500 -- -- 253,500	325,000 -- -- --	1,332,500 -- 198,000 545,430	471,250 250,000 -- --

CARDERO RESOURCE CORP.

Notes to Consolidated Financial Statements

For the six months ended April 30, 2004

Unaudited

1.

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Cardero Resource Corp. (the “Company”) was incorporated under the Laws of the Province of British Columbia.  It is a development stage public company whose principal business activity is the exploration for and the development of natural resource properties.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and accordingly do not include all disclosure required for annual financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for a fair presentation have been included.  Operating results for the six months ended April 30, 2004 are not necessarily indicative of the result that may be expected for the full year ending October 31, 2004.

These statements should be read in conjunction with the October 31, 2003 annual financial statements, including the accounting policies and notes thereto, included in the Annual Report for the year ended October 31, 2003. These financial statements reflect the same significant accounting policies as those described in the notes to the audited financial statements of Cardero Resource Corp. for the year ended October 31, 2003.

Effective November 1, 2003, the Company adopted, on a prospective basis, the fair value based method of accounting for stock option awards granted to employees and directors, as prescribed by CICA 3870 stock-based compensation and other stock-based payments.  Under this method, the fair value of the stock options at the date of grant is amortized over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

3.

INVESTMENT AND EXPENDITURES ON RESOURCE PROPERTIES

	Mexico	Argentina	Peru	Total

Balance, October 31, 2003	$ 1,464,929	$ 2,728,953	$ 558,693	$ 4,752,575
Acquisition costs
Cash payments	54,738	457,520	113,050	625,308
Common share issue	878,000	547,500	105,000	1,530,500
	932,738	1,005,020	218,050	2,155,808
Deferred exploration costs
Field costs	162,765	413,812	262,907	839,484
Drilling and analysis	45,307	164,961	184	210,452
Personnel	114,880	89,406	11,114	215,400
	322,952	668,179	274,205	1,265,336
Option payments received	66,500	133,000	-	199,500
Balance, April 30, 2004	$ 2,654,119	$ 4,269,152	$ 1,050,948	$ 7,974,219

4.

REALIZATION OF ASSETS

The Company’s investment in and expenditures on mineral properties comprises a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the properties, on the attainment of successful commercial production or from the proceeds of their disposal.

5.

SHARE CAPITAL

	Number of Shares	Amount
Balance, October 31, 2003	26,611,796	$13,153,944
Issued during period
For cash, pursuant to private placements	6,165,000	12,642,250
Brokers commission units	274,427	545,430
Pursuant to resource property options and data	535,000	1,530,500
Exercise of share purchase warrants	2,204,967	2,626,176
Exercise of share options	445,000	763,350
Share issue costs	--	(924,106)
Balance, April 30, 2004	36,236,190	$30,337,544

(a)

Share Purchase Warrants

At April 30, 2004

Expiry Date	Number of Shares	Exercise Price Per Share
December 10, 2004	1,863,938	$2.25
December 10, 2004	260,244	$1.70
December 10, 2004	48,128	$2.30
March 17, 2005/September 17, 2005	2,697,500	$3.25/$3.50
March 17, 2005	260,000	$2.65
	5,129,810

(b)

Stock Options

Expiry Date	Number of Shares	Weighted Average Exercise Price
Balance, October 31, 2003	2,150,000	$1.66
Exercised	(445,000)	($1.72)
Granted	1,250,000	$2.60
Balance, April 30, 2004	2,955,000	$2.05

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for options granted.  During the period 1,250,000 options were granted which resulted in a stock-based compensation expense totalling $1,400,500.  The fair value of each option grant is calculated using the following weighted average assumptions:

Expected life (years):

2.0

Interest rate:

2.96%

Volatility:

0.79 to 0.95

Dividend yield:

0.00

6.

RELATED PARTY TRANSACTIONS

In the six month period ended April 30, 2004, $8,437 was paid to a director for geological services and $97,574 was paid to a law firm, of which a director is a partner, for legal fees.  Management fees of $32,000 were paid to the Company’s president up to February 29, 2004.  Since that date the president has been on salary.

7.

SEGMENTED INFORMATION

The Company is in the mining exploration business, operating in three geographic areas.  The following is a summary of certain financial data by geographic area:

	Canada	Mexico	South America
Administration services	(1,902,370)	--	--
Loss from operations	(1,902,370)	--	--
Property acquisitions and expenditures	--	1,189,190	2,032,454